Filed Pursuant to Rule 253(g)(2)

File No. 024-12271

SUPPLEMENT NO. 6 DATED AUGUST 20, 2024

MASTERWORKS VAULT 2, LLC

This Supplement No. 6 dated August 20, 2024 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 2, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on June 2, 2023, as amended by Post-Qualification Amendment No. 1 filed on June 21, 2023, Post-Qualification Amendment No. 2 filed on July 18, 2023, Post-Qualification Amendment No. 3 filed on August 2, 2023, Post-Qualification Amendment No. 4 filed on August 15, 2023, Post-Qualification Amendment No. 5 filed on August 22, 2023 and Post-Qualification Amendment No. 6 filed on September 5, 2023, Post-Qualification Amendment No. 7 filed on September 15, 2023, Post-Qualification Amendment No. 8 filed on September 27, 2023, Post-Qualification Amendment No. 9 filed on October 16, 2023, Post-Qualification Amendment No. 10 filed on May 23, 2024 and Post-Qualification Amendment No. 11 filed on July 19, 2024. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of June 30, 2024. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Hernan Bas	N/A
Bridget Riley	0.95
Robert Ryman	N/A
Pierre Soulages	0.56
Christopher Wool	0.68
Liu Ye	0.74
Lynette Yiadom-Boakye	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Hernan Bas	20.3%	$75,000	May 11, 2006	$2,151,003	June 30, 2024
Bridget Riley	21.6%	$2,462	June 25, 1985	$5,103,400	June 30, 2024
Robert Ryman	16.9%	$35,000	May 9, 1984	$18,250,000	June 30, 2024
Pierre Soulages	19.6%	$12,271	December 4, 1983	$17,300,000	June 30, 2024
Christopher Wool	22.8%	$24,000	May 8, 1990	$26,500,000	June 30, 2024
Liu Ye	27.4%	$9,314	May 3, 1995	$10,945,690	June 30, 2024
Lynette Yiadom-Boakye	42.5%	$67,124	October 17, 2013	$2,979,020	June 30, 2024

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Hernan Bas	N/A	N/A	N/A	N/A
Bridget Riley	15.0%	24	December 12, 1997	May 28, 2024
Robert Ryman	N/A	N/A	N/A	N/A
Pierre Soulages	13.1%	31	May 9, 1996	December 13, 2023
Christopher Wool	12.0%	29	November 20, 1996	May 13, 2024
Liu Ye	13.4%	36	May 1, 2005	May 28, 2024
Lynette Yiadom-Boakye	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Hernan Bas	Emerging
Bridget Riley	Established
Robert Ryman	Mature
Pierre Soulages	Mature
Christopher Wool	Established
Liu Ye	Established
Lynette Yiadom-Boakye	Emerging